Filed Pursuant to Rule 433
Free Writing Prospectus
Registration Statement No. 333-208621

Final Term Sheet/Pricing Supplement

SL GREEN OPERATING PARTNERSHIP, L.P.

Fully and unconditionally guaranteed by SL Green Realty Corp. and Reckson Operating Partnership, L.P.

$350,000,000 Floating Rate Notes due 2021

Pricing Term Sheet

July 26, 2018

Issuer:	SL Green Operating Partnership, L.P.

Guarantors:	SL Green Realty Corp.
Reckson Operating Partnership, L.P.

Security Type:	Senior Unsecured Floating Rate Notes

Principal Amount Offered:	$350,000,000

Use of Proceeds:

The Issuer intends to use the net proceeds from the sale of the Notes to repay the Issuer’s and the Guarantors’ outstanding 5.00% Senior Notes due 2018 and the balance for general corporate purposes, which may include, among other things, the repayment of existing indebtedness.

Trade Date:	July 26, 2018

Settlement Date:

August 7, 2018 (T+ 8). Under Rule 15c6-1 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof and the succeeding 5 business days will be required, by virtue of the fact that the notes initially will settle in T+8 business days, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Maturity Date:	August 16, 2021

Interest Rate Basis and Base Rate Spread:	Three-month LIBOR plus 98 bps, reset quarterly. Interest will accrue from August 7, 2018

Interest Determination Dates:	Second London business day preceding the applicable interest reset date

Initial Interest Rate Determination Date:	Three-month LIBOR determined as of August 3, 2018

Interest Payment and Reset Dates:	Quarterly in arrears on February 16, May 16, August 16 and November 16 of each year, beginning on November 16, 2018

Public Offering Price:	100.000%

Underwriting Discount:	0.400%

Optional Redemption:

Beginning on August 8, 2019 (the first business day after the date that is one year following the original issue date of the notes) and at any time thereafter, the Issuer may redeem the notes, in whole but not in part, at a redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest thereon to the redemption date.

Day Count Convention:	Actual/360

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	78444F AG1/US78444FAG19

Joint Book-Running Managers:	Deutsche Bank Securities Inc.
BMO Capital Markets Corp.
TD Securities (USA) LLC

Co-Managers:	Barclays Capital Inc.
BNY Mellon Capital Markets, LLC

The Issuer and the Guarantors have filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement for this offering, the Issuer’s and the Guarantors’ prospectus in that registration statement and any other documents the Issuer or the Guarantors have filed with the SEC for more complete information about the Issuer, the Guarantors and this offering.  You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov.  Alternatively, the Issuer, the Guarantors, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Deutsche Bank Securities, LLC toll-free at 1-800-503-4611, BMO Capital Markets Corp. toll-free at 1-866-864-7760 or TD Securities (USA) LLC toll-free at 1-855-495-9846.

This pricing term sheet supplements the preliminary prospectus supplement issued by Issuer and the Guarantors on July 26, 2018 relating to the Issuer and the Guarantors’ prospectus dated December 18, 2015.